FIRST CAROLINA INVESTORS, INC.

                                      2004
                                 ANNUAL REPORT


Company Profile
FIRST CAROLINA INVESTORS, INC. AND SUBSIDIARIES

Description of Business

First Carolina Investors (the Company) was organized
December 2, 1971. The
Company is a non-diversified, closed-end management investment company under The Investment Company Act of 1940.
FORM N-SAR

A copy of the Company's December 31, 2004 report on Securities and Exchange Commission Form N-SAR will be furnished without charge to shareholders upon written request directed to the Secretary, First Carolina Investors, Inc., P.O. Box 1827,
Fort Mill, SC 29716
Table of Contents

Management's Discussion and Analysis
  of Financial Conditions and Results
  of Operations......................    1
Management's Report..................    3
Independent Auditors' Report.........    4
Consolidated Financial Statements....    5
Notes to Consolidated Financial
  Statements.........................    9
Financial Highlights.................   14

Quarterly Stock Prices (OTC Bulletin Board) and Dividends Paid Per Share

--------------------------------------------------------------------------------

                                      2004
--------------------------------------------------------------------------------

Quarter                              First             Second            Third             Fourth
High Bid                             $85.00            85.00              84.00            96.00
Low Bid                              $76.00            76.00              74.00            56.00
Cash Dividends                       $ 0.50             0.50               0.50            35.00

--------------------------------------------------------------------------------

                                      2003
--------------------------------------------------------------------------------

Quarter                               First             Second            Third             Fourth
High Bid                              $85.15            90.50             104.75            106.00
Low Bid                               $84.00            89.50             101.75             70.00
Cash Dividends                        $ 0.50             0.50               0.50             25.00

--------------------------------------------------------------------------------

There were approximately 330 record holders of Shares of Common Stock at January 2, 2005.

This stock is not actively traded.


Management's Discussion and Analysis of Financial Conditions and Results of Operations
FIRST CAROLINA INVESTORS, INC. AND SUBSIDIARIES
--------------------------------------------------------------------------------

RESULTS OF OPERATIONS AND FINANCIAL CONDITION

First Carolina Investors, Inc. (the Company) was organized December 2, 1971 as a South Carolina unincorporated business trust. On July 1, 1987 the Company incorporated by merging into a wholly owned subsidiary (First Carolina Investors, Inc.) established solely for this purpose. The Company was incorporated November 24, 1986 under the laws of the State of Delaware.

From the inception of operations through and until December 31, 1975 the Company operated as a real estate investment trust ("REIT") as defined in the Internal Revenue Code. Subsequently the Company became active in land development through both direct ownership and joint ventures as well as investments in equity securities of financial and other entities. Real estate activities continued to be the Company's primary business through the end of 1994. On January 3, 1995 the Company, pursuant to the requirements of The Investment Company Act of 1940, filed notification of registration.

The Company is a closed-end, non-diversified management investment company. As a closed-end, non-diversified management investment company, the Company values assets and liabilities at estimated fair value.

2004 OPERATIONS COMPARED TO 2003

The net asset value of the Company as a result of operations increased by $4,090,619 or $4.61 per share during 2004 as compared to $18,872,305 or $21.48 per share during 2003. During 2004, the Company decreased its investments in non-investment grade debentures. Total value of distressed and high yield debt was $6,237,159 at the end of 2004 as compared to $18,409,426 at the end of 2003. At the end of 2004 the value of the Company's investment in M & T Bank Corporation was $24,264,000 compared to $24,575,000 at the end of 2003.

During 2004 the Company reported the sale of 25,000 shares of M & T Bank Corporation resulting in an after tax realized gain of $1,496,000. The Company sold Ecology & Environment at a gain of $1,398,203. During 2003, the Company reported the sale of 50,000 shares of M&T Bank Corporation resulting in an after tax realized gain of $2,517,000.

In 2004, the Company purchased $2,619,600 of Aon Corporation, located in Chicago, IL, a risk and insurance, brokerage, consulting and insurance underwriting company. The average price per share was $26.20. The Company also purchased $2,946,700 of Keycorp, a bank and financial holding company, at an average price of $29.47. Keycorp is located in Cleveland, Ohio.

In 2004, the Company, through sales and calls of debentures reduced its investments in debentures. The Company sold $5,000,000 of Call-Net Enterprises, Inc. at a gain of $1,318,696, and sold Lindsey Morden Group, Inc. at a gain of $318,175. The Company also sold $5,000,000 of Finova Group, Inc. notes for a gain of $336,694.

During 2004, the Company sold Amcast Industrial Corporation shares at a loss of $9,477,902. In 2004 Amcast filed for voluntary bankruptcy.

Investment income, net, was $2,155,623 for 2004 as compared to $5,341,042 for 2003. The net loss realized on dispositions of investments in other companies, net of income taxes, was $1,720,461 in 2004 compared to a gain of $4,570,220 in 2003. The increase in net unrealized appreciation of investments was $3,655,457 in 2004 as compared to an increase of $8,961,043 in 2003. These components combined to produce a net increase in net assets resulting from operations of $4,090,619 in 2004 compared to an increase of $18,872,305 in 2003.

At year end net asset value per share was $61.45 in 2004 and $93.34 in 2003. The 2004 year-end net asset value was reduced by $35.00 dividend in December, 2004. See Note 8 of Notes to Consolidated Financial Statements.

Dividend income decreased during 2004 as compared to 2003 as a result of the sale of shares of four stocks. M & T Bank Corporation continues to be the largest contributor to dividend income. For additional information, including a detailed list of dividends paid see Note 2 of Notes to Consolidated Financial Statements. At the end of 2004 and 2003, six of the Company's investees did not pay dividends and are therefore considered non-income producing.

Interest income for 2004 was $2,478,200 as compared to $7,660,565 for 2003. During 2004 interest income reported from debenture investments was $1,274,823 as compared to $7,513,066 for 2003. The majority of the decrease in interest income is due to the Company's sale of investments in distressed and

                                        1


high yield debt purchased at significant discounts to par. Included in the interest income from debenture investments, the interest income from discount accretion on distressed and high yield debt was $924,763 in 2004 as compared to $3,205,332 in 2003. The decrease in 2004 resulted from the sale of Finova Group, Inc., Alderwoods Group, Inc. and Call-Net Enterprises, Inc. Also during 2004, other interest income received from money market fund investments was $278,613 as compared to $147,499 in 2003.

General and administrative expense decreased in 2004 to $95,753 as compared to $100,324 during 2003. For both years personnel costs were a large component. The President no longer receives a salary. The directors fees in 2004 and 2003 include a $10,000 annual retainer per director.

Professional fees decreased in 2004 to $185,700, as attorneys fees decreased.

Other expenses remained relatively unchanged totaling $41,271 in 2004 as compared to $41,905 during 2003. Other expenses include registrar and transfer agent fees and printing fees.

A special dividend of $35.00 per share in 2004 and $25.00 per share in 2003 were paid based on the Company's accumulated undistributed earnings and profits, the excess liquidity of the Company and the favorable income tax provisions accorded qualifying dividends under The Jobs and Growth Tax Relief Reconciliation Act of 2003.

INTERNAL AND EXTERNAL SOURCES OF LIQUIDITY

The two major components of the Company's source of liquidity are investments in other companies and cash (including short term investments).

INVESTMENTS IN OTHER COMPANIES

While investments in other companies consist mainly of marketable securities, they are considered mid to long term investments.

REAL ESTATE

It is our present policy not to make additional active real estate investments.

CASH, INCLUDING SHORT TERM INVESTMENTS

At December 31, 2004 and 2003, the Company held net cash and short term investments consisting of a money market mutual fund of $9,624,524 and $20,356,811, respectively, which is highly liquid and accordingly is the Company's best source of liquidity.

COMMITMENTS FOR CAPITAL EXPENDITURES

The Company has no contractual commitments to purchase additional equity securities.

The Company's stock repurchase program had been in effect since 1980. As of December, 2003 the Company discontinued repurchasing shares.

CRITICAL ACCOUNTING POLICY

Our accounting and reporting policies are in accordance with accounting principles generally accepted in the United States of America, and they conform to general practices within the industry. The application of these principles involves judgments and the use of estimates based on assumptions that involved uncertainty at the time of estimation. We have identified the policy for valuing investments in securities that are privately held issuers or for which market quotations are not readily available as a critical accounting policy. Securities for which market quotations are not readily available are valued at fair value as determined by the pricing committee of the Board of Directors. The pricing committee may consider, if available, financial statements such as balance sheets and statements of operations: business and strategic plans; evaluations of major assets; quality of management; legal, contractual or market restrictions or limitations on sale of securities; and other factors which the pricing committee deems relevant.

SUMMARY

During 2004 the net increase in net assets resulting from operations was $4,090,619 as compared to an increase of $18,872,305 for 2003. At December 31, 2004 net assets per share are $61.45. This is a decrease of $31.89 per share from the December 31, 2003 net assets per share of $93.34 and also reflects the payment of dividends of $36.50 per share in 2004.

                                        2


--------------------------------------------------------------------------------
Management's Report
FIRST CAROLINA INVESTORS, INC. AND SUBSIDIARIES
--------------------------------------------------------------------------------

The Management of First Carolina Investors, Inc. is responsible for the preparation, integrity and objectivity of the financial statements and other information in the accompanying Annual Report. These financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America and necessarily include some estimates which are based upon Management's judgment.

Management is also responsible for establishing and maintaining a system of internal controls to provide reasonable assurance that assets are safeguarded, transactions are properly executed and financial records are adequate and reliable for the preparation of financial statements.

The system of internal controls, while restricted due to having only one employee, provides for certain divisions of responsibilities. Management monitors the system for compliance and performs analytical reviews for reasonableness. Management believes that, as of December 31, 2004, the Company's system of internal controls is adequate to accomplish the objectives discussed herein.

The Audit Committee of the Board of Directors meets periodically with Management and the independent certified public accountants to review matters relating to the quality of financial reporting, internal accounting control and the results of the annual independent audit. The independent registered public accountants have direct and unlimited access to the Audit Committee with or without Management present.

The accompanying financial statements have been audited by KPMG LLP, independent registered public accountants, in accordance with the standards of the Public Company Accounting Oversight Board (U.S.). Their audit includes consideration of the Company's system of internal controls in order to establish a basis for reliance thereon in determining the nature, extent and timing of auditing procedures required to support their opinion on the financial statements.

Brent D. Baird
President

                                        3


Report of Independent Registered Public Accounting Firm
FIRST CAROLINA INVESTORS, INC. AND SUBSIDIARIES
--------------------------------------------------------------------------------

The Directors and Shareholders
First Carolina Investors, Inc.

We have audited the accompanying consolidated statements of assets and liabilities of First Carolina Investors, Inc. and subsidiaries, including the schedule of investments, as of December 31, 2004 and 2003 and the related consolidated statements of operations and the consolidated statements of changes in net assets for each of the years in the two-year period then ended and the financial highlights for each of the years in the five-year period then ended. These consolidated financial statements and financial highlights are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements and financial highlights based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements and financial highlights are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the consolidated financial statements. Our procedures included confirmation of securities owned as of December 31, 2004 and 2003, by correspondence with the custodian and other appropriate audit procedures. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall consolidated financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements and financial highlights referred to above present fairly, in all material respects, the financial position of First Carolina Investors, Inc. and subsidiaries as of December 31, 2004 and 2003 and the results of their operations and the changes in their net assets for each of the years in the two-year period then ended and the financial highlights for each of the years in the five-year period then ended, in conformity with U.S. generally accepted accounting principles.

                                         /s/ KPMG LLP
Charlotte, North Carolina
February 18, 2005

                                        4


                FIRST CAROLINA INVESTORS, INC. AND SUBSIDIARIES
               Consolidated Statements of Assets and Liabilities
                           December 31, 2004 and 2003

                                                             2004          2003
                                                          -----------   ----------
Assets
Investments in securities, at fair value (note 2) (cost
   of $26,242,661 in 2004 and $47,909,686 in 2003)        $57,981,437   73,728,693
Short term money market investments                         9,624,524   20,356,811
Accrued dividend and interest receivable                       78,984      207,212
Amount due from sale of security                                   --      475,617
Other assets (note 3)                                       2,414,245    2,245,950
                                                          -----------   ----------
      Total assets                                         70,099,190   97,014,283
                                                          -----------   ----------

Liabilities
Accounts payable and accrued liabilities (note 4)           2,486,708    2,381,766
Federal and state income taxes payable                        922,062    2,484,660
Deferred income taxes payable (note 5)                     12,211,131    9,395,403
                                                          -----------   ----------
      Total liabilities                                    15,619,901   14,261,829
                                                          -----------   ----------

Net Assets                                                $54,479,289   82,752,454
                                                          ===========   ==========
Analysis of Net Assets:
      Net capital paid in on shares of capital stock        8,391,763    8,391,763
      Undistributed net investment income and realized
       gains                                               26,488,832   58,417,454
      Net unrealized appreciation of investments           19,598,694   15,943,237
                                                          -----------   ----------
Net Assets                                                $54,479,289   82,752,454
                                                          ===========   ==========
Net assets per share (3,500,000 no par value common
   shares authorized, 886,679 shares issued, 886,579
   shares outstanding, in 2004 and 2003, respectively
   (note 7)                                               $     61.45        93.34
                                                          ===========   ==========

See accompanying notes to consolidated financial statements.

                                        5


                FIRST CAROLINA INVESTORS, INC. AND SUBSIDIARIES
                     Consolidated Statements of Operations
                 For the years ended December 31, 2004 and 2003

                                                           2004           2003
                                                        -----------    ----------
INCOME
Dividends                                               $ 1,085,132     1,088,147
Interest                                                  2,478,200     7,660,565
Other                                                         3,950       172,610
                                                        -----------    ----------
Total income                                              3,567,282     8,921,322
                                                        -----------    ----------
EXPENSES
General and administrative                                   95,753       100,324
Director fees and expenses                                  140,486       143,363
Professional fees                                           185,700       328,897
State and local taxes                                        21,925        14,032
Other                                                        41,271        41,905
                                                        -----------    ----------
Total expenses                                              485,135       628,521
                                                        -----------    ----------
Earnings before income taxes and realized and
   unrealized appreciation on investments                 3,082,147     8,292,801
Provision for income taxes (Note 5)                        (926,524)   (2,951,759)
                                                        -----------    ----------
Investment income, net                                    2,155,623     5,341,042
Net Gain (Loss) realized on investments in other
   companies, after income tax (benefit) expense of
   $(1,065,711) in 2004 and $2,830,946 in 2003           (1,720,461)    4,570,220
Net Change in unrealized appreciation of investments
   for the period, after deferred taxes expense of
   $2,264,312 in 2004 and $5,550,768 in 2003              3,655,457     8,961,043
                                                        -----------    ----------
Net increase in net assets resulting from operations    $ 4,090,619    18,872,305
                                                        ===========    ==========

See accompanying notes to consolidated financial statements.

                                        6


                FIRST CAROLINA INVESTORS, INC. AND SUBSIDIARIES
                Consolidated Statements of Changes in Net Assets
                 For the years ended December 31, 2004 and 2003

                                                                  2004               2003
                                                              ------------        -----------
Increase in net assets from operations
     Investment income, net                                   $  2,155,623          5,341,042
     Realized gain (loss) on investments, net                   (1,720,461)         4,570,220
     Change in unrealized appreciation, net                      3,655,457          8,961,043
                                                              ------------        -----------
          Net increase in net assets resulting from
            operations                                           4,090,619         18,872,305
Distributions to shareholders of $36.50 per share in 2004
  and $26.50 per share in 2003 from investment income, net
  (Note 8)                                                     (32,363,784)       (23,520,557)
Capital share transactions (Note 7)                                     --         (2,205,879)
                                                              ------------        -----------
          Total increase (decrease)                            (28,273,165)        (6,854,131)
Net assets
          Beginning of year                                     82,752,454         89,606,585
                                                              ------------        -----------
          End of year (undistributed net investment income
            and realized gains of $26,488,832 in 2004 and
            $58,417,454 in 2003)                              $ 54,479,289         82,752,454
                                                              ============        ===========

See accompanying notes to consolidated financial statements.

                                        7


                FIRST CAROLINA INVESTORS, INC. AND SUBSIDIARIES
                            SCHEDULE OF INVESTMENTS
                           December 31, 2004 and 2003

                                                                                  2004                       2003
                                                                        ------------------------   ------------------------
                                                                        Principal                  Principal
                                                                          Amount                     Amount
                                                                        or Shares    Fair Value    or Shares    Fair Value
                                                                        ----------   -----------   ----------   -----------
          Common and Preferred Stocks - 89.2% in 2004 and 75.0% in
            2003
          Financial Services
            74.3% in 2004 and 66.2% in 2003
          Aon Corporation                                                  100,000   $ 2,386,000           --            --
          Coast Financial Holdings, Inc.                                        --            --      100,000   $ 1,360,000
          Evans Bancorp, Inc.                                               70,620     1,712,531       67,257     1,520,008
**, *     Finova Group                                                   2,000,000       320,000    1,369,494       897,019
          Keycorp                                                          100,000     3,390,000           --            --
          M & T Bank Corporation                                           225,000    24,264,000      250,000    24,575,000
          Mercantile Bankshares Corporation                                 58,800     3,069,360      114,750     5,230,305
          Merchants Group, Inc.                                            121,100     2,906,400      121,100     2,884,602
          Ravensource Fund                                                  74,000       406,482       28,200       130,586
          Manufacturing
            15.4% in 2004 and 13.4% in 2003
**, *     Allied Healthcare Products, Inc.                                 850,000     5,567,500      850,000     3,272,500
**, *     Amcast Industrial Corporation                                         --            --    1,087,900     2,828,540
          Halterm Income Fund                                              123,300       769,639       58,000       208,046
*         Sun-Rype Products Ltd.                                           177,200     1,614,824      177,200     1,095,096
          Services
            0.0% in 2004 and 7.0% in 2003
**, *     Barrister Global Services Network, Inc.                               --            --      159,810           807
          Ecology & Environment, Inc.                                           --            --      399,300     3,893,175
**, +, *  High Falls Brewery Company, LLC                                  193,900            --      193,900            --
          Diversified
            10.3% in 2004 and 13.4% in 2003
**, *     Alderwoods Group, Inc.                                           265,745     3,018,862      538,313     5,070,908
          First Union Real Estate Equity and Mortgage Investments
            Preferred Conv Ser A                                            91,000     2,318,680       91,000     2,074,800
          Price Legacy Corporation Series A Pfd                                 --            --       17,100       277,875
                                                                                     -----------                -----------
          Total Common and Preferred Stocks (cost of $21,340,551 in
            2004 and $33,406,338 in 2003)                                             51,744,278                 55,319,267
                                                                                     -----------                -----------

          Debentures - 10.8% in 2004 and 25.0% in 2003
          Alderwoods Group, Inc. 12.25% Senior Unsecured Notes due
            2009                                                                --            --    1,824,700     2,052,787
          Call-Net Enterprises, Inc. 10.625% Senior Secured Notes due
            2009                                                        $5,000,000     5,000,000   10,000,000     9,962,500
          Finova Group, Inc. 7.5% Senior Notes due 2009                         --            --    5,000,000     3,000,000
**, +, *  High Falls Brewery Company, LLC 12% Notes due 2008            $1,110,000            --    1,110,000            --
          Lindsey Morden Group 7% Notes due 2008                                --            --    3,500,000     1,733,410
          Malan Realty Investments, Inc. 9.5% Conv Sub Notes due 2004           --            --    1,641,000     1,638,949
          Moran Energy, Inc. 8.75% Sub Notes due 2008                   $   22,000        21,780       22,000        21,780
**, +     St. Paul's Associates 12% Sub Notes due 2009                  $  180,771       180,771           --            --
          Sizeler Property Investors, Inc. 9% Sub Deb Conv Multi CPN
            due 2009                                                    $  983,000     1,034,608           --            --
                                                                                     -----------                -----------
          Total Debentures (cost of $4,902,110 in 2004 and $14,503,348
            in 2003)                                                                   6,237,159                 18,409,426
                                                                                     -----------                -----------
          Total - 100% (cost of $26,242,661 in 2004 and $47,909,686 in
            2003)                                                                    $57,981,437                $73,728,693
                                                                                     ===========                ===========
          Short term money market investments                                        $ 9,624,524                $20,356,811
                                                                                     ===========                ===========
+         Fair Value determined by Board of Directors.
**        Non-Income Producing Securities in 2004.
*         Non-Income Producing Securities in 2003.
          See accompanying notes to consolidated financial statements.

                                        8


FIRST CAROLINA INVESTORS, INC. AND SUBSIDIARIES
Notes to Consolidated Financial Statements
December 31, 2004
--------------------------------------------------------------------------------

(1) SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES, FINANCIAL STATEMENT PRESENTATION AND ORGANIZATION

       (a)   Organization

           First Carolina Investors, Inc. was organized December 2, 1971 and subsequently incorporated in the State of Delaware on July 1, 1987. On January 3, 1995, First Carolina Investors, Inc. registered as a non-diversified, closed-end management investment company under The Investment Company Act of 1940.

       (b)   Principles of consolidation and financial statement presentation

           The accompanying consolidated financial statements include First Carolina Investors, Inc. and its subsidiaries (the Company), all of which are wholly-owned. In consolidation, all significant intercompany accounts and transactions have been eliminated.

       (c)   Investments in Securities

           The Company records security transactions based on the trade date. Investments in securities traded on a national securities exchange (or reported on the NASDAQ national market) are stated at the last reported sales price on the day of valuation; other securities traded in the over-the-counter market and listed securities for which no sale was reported on that date are stated at the last quoted bid price. Securities of privately-held issuers or for which market quotations are not readily available are valued at fair value as determined in good faith by the Company's Pricing Committee of the Board of Directors. In determining fair value, the Pricing Committee of the Board of Directors may consider, if available, financial statements; business and strategic plans; evaluations of major assets; quality of management; legal, contractual or market restrictions or limitations on sale of the securities; and other factors which the directors deem relevant. Realized gains and losses are determined based on the average cost of the securities sold.

           Interest income is recognized on the accrual basis. Dividend income is recognized on the ex-dividend date. Discounts and premiums on debentures are amortized to cost over the life of the debentures at the effective rate of interest.

       (d)   Income taxes

           The Company is subject to federal and state corporate income taxes. The Company files a consolidated federal income tax return. The Company accounts for deferred income taxes using the asset and liability method. Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases and operating loss and tax credit carryforwards. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be realized or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date.

       (e)   Distributions to Shareholders

           Dividends payable to shareholders are recorded on the declaration date.

       (f)   Management's use of estimates

           The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of increase and decrease in net assets from operations during the reporting period. Actual results may differ from these estimates.

                                        9


(2)   INVESTMENTS IN SECURITIES

The Company's investments in common stocks and debentures, which are stated at fair value, are as follows:

                                                                            December 31, 2004
                                        -----------------------------------------------------------------------------------------
                                         Principal                                 Gross        Gross
                                         Amount or    Fair Value                 Unrealized   Unrealized
                                          Number      as a % of                   Holding      Holding        Fair      Dividend
                                         of shares    Net Assets      Cost         Gains        Losses       Value       Income
                                        -----------   ----------   -----------   ----------   ----------   ----------   ---------
 Common and Preferred Stocks
-------------------------
 Alderwoods Group, Inc.                     265,745       5.2%     $ 3,052,834           --      (33,972)   3,018,862          --
*Allied Healthcare Products, Inc.           850,000       9.6        2,391,625    3,175,875           --    5,567,500          --
 Aon Corporation                            100,000       4.1        2,619,600           --     (233,600)   2,386,000      30,000
 Ecology & Environment, Inc.                     --        --               --           --           --           --     130,135
 Evans Bancorp, Inc.                         70,620       3.0        1,236,450      476,081           --    1,712,531      45,062
 Finova Group                             2,000,000       0.6          784,908           --     (464,908)     320,000          --
 First Union Real Estate Equity &
 Mortgage Investments Preferred Conv
 Ser A                                       91,000       4.0        1,896,854      421,826           --    2,318,680     197,610
 Halterm Income Fund                        123,300       1.3          432,210      337,429           --      769,639      54,100
*High Falls Brewery Company, LLC            193,900       0.0          564,324           --     (564,324)          --          --
 Keycorp                                    100,000       5.8        2,946,700      443,300           --    3,390,000      93,000
 M & T Bank Corporation                     225,000      41.8          357,830   23,906,170           --   24,264,000     360,000
 Mercantile Bankshares Corporation           58,800       5.3        2,245,028      824,332           --    3,069,360     103,947
*Merchants Group, Inc.                      121,100       5.0        1,839,880    1,066,520           --    2,906,400      48,440
 Price Legacy Corporation Series A Pfd           --        --               --           --           --           --       5,985
 Ravensource Fund                            74,000       0.7          355,338       51,144           --      406,482       4,598
 Sun-Rype Products Ltd.                     177,200       2.8          616,969      997,855           --    1,614,824      12,255
 Debentures
---------
 Call-Net Enterprises, Inc. 10.625%
 Senior Unsecured Notes due 2008        $ 5,000,000       8.6        2,573,122    2,426,878           --    5,000,000          --
 High Falls Brewing Company, LLC 12%
 Notes due 2008                         $ 1,110,000       0.0        1,110,000           --   (1,110,000)          --          --
 Moran Energy, Inc. 8.75% Sub Notes
 due 2008                               $    22,000       0.0           13,306        8,474           --       21,780          --
 St. Paul's Associates 12% Notes due
 2009                                   $   180,771       0.3          180,771           --           --      180,771          --
 Sizeler Property Investments, Inc.     $   983,000       1.8        1,024,912        9,696           --    1,034,608          --
                                                                   -----------   ----------   ----------   ----------   ---------
                                                                   $26,242,661   34,145,580   (2,406,804)  57,981,437   1,085,132
                                                                   ===========   ==========   ==========   ==========   =========

                                                                           December 31, 2003
                                       ------------------------------------------------------------------------------------------
                                        Principal                                 Gross         Gross
                                        Amount or    Fair Value                 Unrealized   Unrealized
                                         Number      as a % of                   Holding       Holding        Fair      Dividend
                                        of shares    Net Assets      Cost         Gains        Losses        Value       Income
                                       -----------   ----------   -----------   ----------   -----------   ----------   ---------
 Common and Preferred Stocks
-------------------------
 Alderwoods Group, Inc.                    538,313       6.1%       6,184,052           --    (1,113,143)   5,070,908          --
*Allied Healthcare Products, Inc.          850,000       4.0        2,391,625      880,875            --    3,272,500          --
*Amcast Industrial Corporation           1,087,900       3.4        9,532,474           --    (6,703,934)   2,828,540          --
 Barrister Global Services Network,
 Inc.                                      159,810       0.0           91,092           --       (90,285)         807          --
 Coast Financial Holdings, Inc.            100,000       1.6      $ 1,100,000      260,000            --    1,360,000     160,505
 CPAC, Inc.                                     --        --               --           --            --           --       1,039
*Ecology & Environment, Inc.               399,300       4.7        2,121,345    1,771,829            --    3,893,175     131,769
 Evans Bancorp, Inc.                        67,257       1.8        1,236,450      283,559            --    1,520,008      31,462
 Finova Group                            1,369,494       1.1          457,243      439,775            --      897,019          --
 First Union Real Estate Equity &
 Mortgage Investments Preferred Conv
 Ser A                                      91,000       2.5        1,896,854      177,946            --    2,074,800     283,500
 Halterm Income Fund                        58,000       0.3          186,264       21,782            --      208,046          --
*High Falls Brewery Company, LLC           193,900       0.0          564,324           --      (564,324)          --          --
 M & T Bank Corporation                    250,000      29.7          397,580   24,177,420            --   24,575,000     315,000
 Mercantile Bankshares Corporation         114,750       6.3        4,380,639      849,666            --    5,230,305     113,602
*Merchants Group, Inc.                     121,100       3.5        1,839,880    1,044,722            --    2,884,602      51,270
 Price Legacy Corporation Series A
 Pfd                                        17,100       0.3          277,875           --            --      277,875          --
 Ravensource Fund                           28,200       0.2          131,672           --        (1,086)     130,586          --
 Sun-Rype Products Ltd.                    177,200       1.3          616,969      478,127            --    1,095,096          --
 Debentures
---------
 Alderwoods Group, Inc. 12.25% Senior
 Unsecured Notes due 2009              $ 1,824,700       2.5        1,825,334      227,454            --    2,052,788          --
 Call-Net Enterprises, Inc. 10.625%
 Senior Secured Notes due 2008         $10,000,000      12.0        5,562,551    4,399,949            --    9,962,500          --
 Finova Group, Inc. 7.5% Senior Notes
 due 2009                              $ 5,000,000       3.6        2,707,326      292,674            --    3,000,000          --
 High Falls Brewing Company, LLC 12%
 Notes due 2008                        $ 1,110,000       0.0        1,110,000           --    (1,110,000)          --          --
 Lindsay Morden Group 7% Notes due
 2008                                  $ 3,500,000       2.1        1,680,000       53,410            --    1,733,410          --
 Malan Realty Investments, Inc. 9.5%
 Conv Sub Notes due 2004               $ 1,641,000       2.0        1,604,971       33,978            --    1,638,949          --
 Moran Energy, Inc. 8.75% Sub Notes
 due 2008                              $    22,000       0.0           13,166        8,614            --       21,780          --
                                                                  -----------   ----------   -----------   ----------   ---------
                                                                  $47,909,686   35,401,779    (9,582,772)  73,728,693   1,088,147
                                                                  ===========   ==========   ===========   ==========   =========

---------------

* Investments in affiliated companies in which the Company owns more than 5% of voting shares.

                                        10


Cost of purchases and proceeds from sales of investment securities were $8,099,160 and $27,944,142 during 2004 and $7,817,927 and $37,933,139 during
2003. The net (loss) gain on sale of investments in other companies was $(2,786,172) and $7,401,166 for 2004 and 2003, respectively. Net gains and losses are computed using the average cost method.

The U.S. federal income tax basis of the Company's investments at December 31, 2004, was $23,655,174, and net unrealized appreciation for U.S. federal income tax purposes was $34,326,263 (gross unrealized appreciation $36,135,405; gross unrealized depreciation $1,809,142.) The difference between tax basis and the book basis of undistributed income is primarily due to computing gains and losses on investments using the specific identification method for tax and average cost for book purposes.

(3)   OTHER ASSETS

The components of other assets at December 31, 2004 and 2003 are as follows:

                                                                 2004                      2003
                                                              ----------                ----------
Deferred compensation, funded (note 4)                        $2,401,736                $2,236,170
Miscellaneous                                                     12,509                     9,780
                                                              ----------                ----------
                                                              $2,414,245                $2,245,950
                                                              ==========                ==========

The deferred compensation includes amounts owed to affiliate persons pursuant to a deferred compensation plan. The deferred compensation has accrued over nineteen years. Contributions are no longer being made to the plan.

(4)   ACCOUNTS PAYABLE AND ACCRUED LIABILITIES

The components of accounts payable and accrued liabilities at December 31, 2004 and 2003 are as follows:

                                                                 2004                      2003
                                                              ----------                ----------
Overdrafts                                                    $    3,885                $    4,350
Trade accounts payable                                             3,506                     2,922
Deferred compensation (note 3)                                 2,401,736                 2,236,170
Miscellaneous accruals and payables                               77,581                   138,324
                                                              ----------                ----------
                                                              $2,486,708                $2,381,766
                                                              ==========                ==========

(5)   INCOME TAXES

Total income tax expense (benefit) for the years ended December 31, 2004 and 2003 are allocated as follows:

                                                  2004                            2003
                                      -----------------------------   -----------------------------
                                      Earnings (loss)                 Earnings (loss)
                                          before                          before
                                        Income Tax      Income Tax      Income Tax      Income Tax
                                      ---------------   -----------   ---------------   -----------
Investment income                       $ 3,082,147     $   926,524     $ 8,292,801     $ 2,951,759
Gain (loss) realized on investments
  in other companies                     (2,786,172)     (1,065,711)      7,401,166       2,830,946
Change in unrealized appreciation of
  investments                             5,919,769       2,264,312      14,511,811       5,550,768
                                        -----------     -----------     -----------     -----------
                                        $ 6,215,744     $ 2,125,125     $30,205,778     $11,333,473
                                        ===========     ===========     ===========     ===========

                                        11


The components of federal and state income tax expense (benefit) from continuing operations are summarized as follows:

                                                               2004                       2003
                                                            -----------                -----------
Current:
     Federal                                                $  (586,609)               $ 3,998,233
     State                                                     (103,995)                   593,475
                                                            -----------                -----------
                                                               (690,604)                 4,591,708
Deferred:
     Federal                                                  2,447,660                  5,860,488
     State                                                      368,069                    881,277
                                                            -----------                -----------
                                                              2,815,729                  6,741,765
                                                            -----------                -----------
                                                            $ 2,125,125                $11,333,473
                                                            ===========                ===========

Income tax expense for the years presented was different than the amounts computed by applying the statutory federal income tax rate to earnings before income taxes. The sources of these differences and the tax effects of each are as follows:

                                                          2004         %         2003         %
                                                       -----------    ----    -----------    ----
Income tax expense at federal rate                     $ 2,175,510    35.0    $10,572,023    35.0
State income tax net of federal tax benefit                171,648     2.8        958,588     3.2
Dividend exclusion                                        (229,485)   (3.7)      (197,138)   (0.7)
Other                                                        7,452      .1             --      --
                                                       -----------    ----    -----------    ----
     Provision for income taxes                        $ 2,125,125    34.2    $11,333,473    37.5
                                                       ===========    ====    ===========    ====

The tax effects of temporary differences that give rise to significant portions of the deferred tax assets and deferred tax liabilities at December 31, 2004 and 2003 are presented below:

                                                                  2004           2003
                                                              ------------   ------------
Deferred tax assets:
Deferred compensation liability                               $    918,664   $    858,761
                                                              ------------   ------------
Total gross deferred tax assets                                    918,664        858,761
                                                              ------------   ------------
Net deferred tax assets                                            918,664        858,761
                                                              ------------   ------------
Deferred tax liabilities:
Investments in securities, principally due to unrealized
  gains on securities                                          (12,140,082)    (9,875,770)
Other basis differences in securities                             (989,713)      (378,394)
                                                              ------------   ------------
Total gross deferred tax liabilities                          $(13,129,795)  $(10,254,164)
                                                              ------------   ------------
Net deferred tax liability                                    $(12,211,131)  $ (9,395,403)
                                                              ============   ============

The calculation of deferred tax assets and liabilities at the end of each year is based on tax laws and rates enacted for future years.

Federal and state income tax returns of the Company for 2001 and subsequent years are subject to examination by the Internal Revenue Service and various other taxing authorities.

(6)   NET ASSETS PER SHARE

Net assets per share are based on the number of shares of common stock and common stock equivalents outstanding, after deducting treasury stock, 886,579 at December 31, 2004 and 2003.

(7)  SHARE REPURCHASE PROGRAM

During 2004 no shares were repurchased. During 2003 the Company repurchased 24,402 shares at an average cost of $90.40 per share.

As of December 31, 2004 the Company has repurchased 639,302 shares as treasury shares at a cost of $22,498,467. At December 31, 2004 a total of 639,202 treasury shares were cancelled and retired.

                                        12


(8)  DISTRIBUTIONS TO SHAREHOLDERS

Four dividends totaling $36.50 and $26.50 per share were declared during the twelve months ended December 31, 2004 and 2003, respectively. The dividends are taxable to stockholders as dividend income.

The Company's directors have adopted a dividend policy to reflect the Company's intention to distribute to shareholders as dividends not less than all undistributed personal holding company income of the Company as defined in the Internal Revenue Code. In the Company's case, the sources of such income are primarily dividends, interest received, and gains on sales of securities, and, in addition, to include in the fourth quarter dividend an adjusting dividend if necessary to effect a distribution of all undistributed personal holding company income for the fiscal year. A special dividend of $35.00 per share in 2004 and $25.00 per share in 2003 were paid based on the Company's accumulated undistributed earnings and profits, the excess liquidity of the Company and the favorable income tax provisions accorded qualifying dividends under The Jobs and Growth Tax Relief Reconciliation Act of 2003.

(9)  RELATED PARTY TRANSACTIONS

Each Director receives fees of $2,500 per directors' meeting attended and $1,000 per audit committee meeting attended. Each Director received an additional $10,000 yearly fee. For the twelve months ended December 31, 2004 and 2003 directors' fees totaled $130,000 and $132,000, respectively.

The Company paid brokerage fees of $21,736 and $12,911 for the year ended December 31, 2004 and 2003, respectively. The Company has executed securities transactions through the brokerage firm of Trubee, Collins and Co., Inc., of which Brent D. Baird, President of the Company and an affiliated person of the Company, is a registered person. Trubee, Collins & Co., Inc. received brokerage fees of $6,775 and $4,175 during the year ended December 31, 2004 and 2003, respectively.

                                        13


--------------------------------------------------------------------------------
Financial Highlights
For the Years Ended December 31
--------------------------------------------------------------------------------

                                                 2004           2003           2002           2001           2000
                                              -----------    -----------    -----------    -----------    -----------
FINANCIAL HIGHLIGHTS*
Investment income                             $      4.02    $      9.94    $      9.01    $      4.45    $      4.02
  Expenses (including income taxes)                  1.59          (3.99)         (3.71)         (1.97)         (1.53)
                                              -----------    -----------    -----------    -----------    -----------
  Investment income - net                            2.43           5.95           5.30           2.48           2.49
  Net realized and unrealized gain (loss)
    on real estate and investments                   2.18          15.53          (4.49)          5.09          19.82
                                              -----------    -----------    -----------    -----------    -----------
  Total from investment operations                   4.61          21.48            .81           7.57          22.31
  Distributions from investment income -
    net                                            (36.50)        (26.50)         (3.50)         (2.00)         (1.75)
                                              -----------    -----------    -----------    -----------    -----------
Net increase (decrease) in net asset value         (31.89)         (5.02)         (2.69)          5.57          20.56
Net asset value:
  Beginning of year                                 93.34          98.36         101.05          95.48          74.92
                                              -----------    -----------    -----------    -----------    -----------
  End of year                                 $     61.45    $     93.34    $     98.36    $    101.05    $     95.48
                                              ===========    ===========    ===========    ===========    ===========
Market value end of year                      $     56.00    $     76.60    $     84.00    $     82.10    $     74.00
Total Net Assets                               54,479,289     82,752,454     89,606,585     93,581,062     91,156,411
RATIOS
Ratio of expenses to average net assets              1.72%           .66%          0.68%          0.83%          0.71%
Ratio of investment income - net to
  average net assets                                 2.63%          5.62%          5.18%          2.48%          3.12%
Portfolio turnover                                  12.32%          9.66%         28.47%         42.83%         12.36%
Total return based on market price                  19.52%         23.22%          6.52%         13.74%         16.38%
AVERAGE SHARES OUTSTANDING                        886,579        897,503        921,210        945,592        960,200

* Per share data is based upon the average number of shares outstanding for the year. The computation assumes that outstanding stock options were exercised and the proceeds used to purchase common stock.

--------------------------------------------------------------------------------
Computation of Net Asset Value per Share
For the Year Ended December 31, 2004 and 2003
--------------------------------------------------------------------------------

                                                               2004                     2003
                                                            -----------              -----------
Net Asset                                                   $54,479,289              $82,752,454
                                                            ===========              ===========
Shares Outstanding                                              886,579                  886,579
                                                            ===========              ===========
Net Asset Value per Share                                   $     61.45              $     93.34
                                                            ===========              ===========

                                        14


First Carolina Investors, Inc.
--------------------------------------------------------------------------------

DIRECTORS

Bruce C. Baird
 President of
 Belmont Contracting Co., Inc.

Patrick W.E. Hodgson+
 President of Cinnamon Investments Ltd. and
 Chairman of Todd Shipyards Corporation

Theodore E. Dann, Jr.+
 Executive Vice President of
 Advance Foam Plastics, Inc.

James E. Traynor+
 President of
 Clear Springs Development Co., LLC

H. Thomas Webb III++
 Senior Vice-President of
 Crescent Resources, Inc.

OFFICERS:

H. Thomas Webb III
 Chairman

Brent D. Baird++
 President

Bruce C. Baird
 Vice President, Secretary

Cynthia Raby
 Assistant Secretary

+Member of the Audit Committee
++Member of the Pricing Committee

REGISTRAR, TRANSFER AND DISBURSING AGENT
Continental Stock Transfer and Trust Company
17 Battery Place
New York, NY 10004

INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
KPMG LLP
401 South Tryon Street
Charlotte, NC 28202